Exhibit 99.1

Key updates communicated during Q4 2021

31 December 2021

Key updates communicated during Q4 2021

Costs:

  We continue to work towards our cost/income ratio target of 70% for 2022 as outlined on our Q3 results call on October 27 and at the UBS European Conference on November 10. We reiterated our cost discipline commitment and that we are working intensively on our costs ahead of what is a measurement year in 2022, notwithstanding the unforeseen and uncontrollable items already indicated earlier this year, some of which have to do with better performance in the revenue line
  As we also said at various events earlier in the year, we do not think it is prudent to starve the company of investments in controls and our businesses to offset these items
  We are facing a number of headwinds in the form of variable compensation, asset servicing costs and inflationary impacts, which are increasing our expense base
  The above reflects the “push and pull” of how quickly we are able to implement measures that can offset volume related expenses and investments in our controls and how quickly previous measures are flowing through to the run rate, which we are working to reduce for Q1 2022
  We have booked a total of 90% of transformation-related effects at the end of Q3, and as indicated on our Q3 results call, we expect to book most of the remaining charges by the end of 2021
  We provided more clarity on the expected transformation-related effects for Q4 on our Q3 results call. We indicated about € 500m for Q4, split between transformation charges and restructuring and severance. For 2022 we expect
  € 300m of transformation-related effects still to be booked. This reflects earlier guidance from our 2020 Q4 results call on February 4 where we stated that we did not expect the cost reductions to follow the same linear path in 2021 as they did in 2020
  Speaking at the UBS European Conference, our CFO reiterated that 2021 is an investment year. For example, we are making a significant investment in the technology that supports our retail business in Germany, merging the IT systems of our two brands, Postbank and the Deutsche-Bank-branded business. This is an “enormous” investment this year and next year, but we expect that this will result in significant cost benefits in 2023 with the investment costs and the duplicative platform rolling off. In addition, it should also be driving some revenue upside from better client facing capabilities that we have invested in

  However, at the UBS European Conference, our CFO also indicated that we are working hard to “clear the decks of transformation charges and other costs” ahead of 2022

Revenues:

  On our Q3 results call and at the UBS European Conference, we indicated that we expect our 2022 revenues to be likely higher than € 25bn
  For the Corporate Bank, we reiterated on our Q3 results call that we expect growth in revenues from the low point for 2021 recorded in Q2. Based on the status of the German economy, as well as the sentiment across corporates and our clients, we indicated that we view loan demand to continue in Q4 2021 and 2022. Additionally, our CFO indicated at the UBS European Conference that we see potential for further loan growth, in particular in our trade finance book, but that it is too early to call it a pattern
  On our Q3 results call, our CEO stated that we saw strong activity across the Investment Bank in October. For the full year we indicated that we expect to be well above € 9bn of revenues, broadly in line with last year, with some potential upside
  Further, we outlined on our Q3 Fixed Income results call on October 29 that loan and AuM growth in the Private Bank as well as the overall performance in Q3 had been masked by certain items such as the interest rate headwinds as well as the German Federal Court (BGH) ruling. We also stated that we do not expect the growth drivers to change going forward, but rather see possibilities to accelerate them
  With regards to Asset Management, we indicated on our Q3 results call, as well as at the UBS European Conference, that we expect Asset Management to outperform its current 2022 revenue outlook of € 2.3bn by € 200 – 300m this year
  For the Capital Release Unit, we reiterated on our Q3 results call our expectation of negative revenues for the remainder of this year. In addition, we reconfirmed that we are on track to complete the transition of our Prime Finance platform. We expect this transition to release over € 20bn of incremental leverage exposure in Q4 2021

  We outlined our updated interest rate expectations for next year on our Q3 results call and at the UBS European Conference. For 2021, we expect a year-over-year interest rate headwind of about € 700m. For next year, we originally anticipated the headwind to be approximately half this amount, based on interest rate curves that we applied around a year ago. Based on the updated September curves, that has further decreased to around € 150m of interest rate headwind expected for next year, compared to € 700m this year. Most of this interest rate headwind will be in the Private Bank, while the Corporate Bank interest rate headwind will be substantially eliminated
  At the UBS European Conference, we specified that, with the recent upgrades of our credit ratings, we expect to recoup revenues that we lost when the counterparty rating dropped out of the ‘A’ territory. Our CFO quantified those lost revenues having been in the triple-digit-million-euro area. With the S&P upgrade in November we expect and are already seeing some of those revenues coming back

Ratings:

  Following the outlook revisions of all mandated rating agencies as well as two rating upgrades over the last 12 months, we saw an additional upgrade in Q4 2021. S&P upgraded several of Deutsche Bank’s ratings, including the Long-Term Issuer Credit Rating and Senior Preferred Debt Rating, from BBB+ to A-. S&P cited the tangible benefits delivered by the transformation as well as the operational restructuring, which is turning Deutsche Bank “into a more profitable, more focused and better-controlled group”
  Deutsche Bank’s counterparty ratings are now in ‘A’ territory with all leading rating agencies

Provision for credit losses:

  On our Q3 results call we updated our credit loss provision (CLP) guidance to below 15 basis points of average loans for the full year 2021, based on the supportive credit environment
  At the UBS European Conference, we indicated that we would classify normalized credit provisions at around 25 basis points. In 2022 we would expect CLPs to be in the middle of the 15 and 25bps range, based on today’s environment

CET1 ratio:

  On our Q3 results call we reiterated that we expect to end the year with a CET1 ratio of around 13%, despite booking almost all of our estimated € 8.8bn of transformation-related effects and absorbing substantially all of the regulatory driven inflation, prior to the Basel III final framework implementation. Overall, we reiterated our CET1 ratio target to remain above 12.5%, in line with the expected CET1 ratio of around 13% for the rest of the year

  Relating to our capital distribution plans, we reiterated on our Q3 results call our commitment to distribute € 5bn of capital from 2022 onwards and further disclosed that we have deducted € 641m for common share dividends from our earnings year to date under the standard ECB rules in the consolidated CET1 capital calculation for possible future distributions. At the UBS European Conference, we confirmed that we are well on track to start the capital distribution next year, but that it is too early to provide further details on the size and the composition
  On our Q3 result calls we provided further information around our Basel III expectations. We outlined that our initially expected timeframe moved out by one year and we expect the initial impact to be in line with previous guidance while the RWA increase from the output floor is closer to 10% inflation of current RWA levels, which reflects the low end of previously expected 10-15%

Issuance highlights:

  $ 2.5bn 2-year senior preferred dual-tranche (fixed and SOFR linked floater) issued on November 2. The floating rate tranche was Deutsche Bank’s inaugural public SOFR linked benchmark transaction
  $ 2.1bn 6NC5 senior non-preferred dual-tranche issued on November 10 (fixed-to-floating and SOFR linked floater)
  € 1.25bn PerpNC5 AT1 instruments issued on November 16 at a coupon of 4.50%

Supervisory and Management Board updates:

  On November 19, the Nomination Committee of Deutsche Bank’s Supervisory Board announced that it recommends proposing Alexander Wynaendts for election to the Supervisory Board. The Supervisory Board followed this recommendation and intends to propose to shareholders at the Annual General Meeting on May 19, 2022 that Alexander Wynaendts be elected to the Supervisory Board. Following this, the members of the Supervisory Board intend to elect him as Chairman
  On November 21, the Supervisory Board announced that Olivier Vigneron has been designated as Deutsche Bank’s Group Chief Risk Officer becoming effective June 1, 2022

Next significant events:

  January 27, 2022 – Q4 2021 results and Annual Media Conference
  January 28, 2022 – Q4 2021 results – Fixed Income Call
  March 10, 2022 – Investor Deep Dive 2022
  March 11, 2022 – Annual Report 2020 and Form 20-F

Disclaimer

This document contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the US Securities and Exchange Commission (SEC). Such factors are described in detail in our US SEC Annual Report on Form 20-F dated 12 March 2021 under the heading “Risk Factors”. Copies of this document are available upon request or can be downloaded from www.db.com/ir.